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Linkio

PROVIDER MODE
Online
Pro
4.9
Highest Level!
DAILY LOG
$138.35
$44.97
#D34H78
WEEKLY SUMMARY
HI THERE!
I'M LINKIO.
I'll help you get the best providers at the LOWEST COST instantly!
My Posts
Build A Wall Bed
Due Now
Need Car Wash Asap
Yard Work
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PROFILE

PITCH DECK

PRESENTED BY: LANDY ABREUS, CEO

JAN 2020

THE PROBLEM

Finding the help you need is often difficult and expensive. The current standard is to contact a service provider, ask for a quote, and schedule an appointment. This approach causes delays; the prices are usually higher due to the client going after the provider, and contacting one by one is inconvenient.

With Linkio, we put the client at the center while the service providers send their best offers in a bidding war. And because they compete for your business in real-time, the prices are lower, they are readily available, and the clients have more options to choose from, all at the tap of a button.



MARKET SIZE



Service Industry Revenue

Trillion
$15.5

We are in almost every market. From home improvements to auto services, pet care, personal care, tutoring, food delivery, ride-sharing, there are virtually no limits on the services you can request with Linkio. Just say what you need, and someone will make you an offer!

Source: https://www.census.gov/newsroom/press-releases/2017/service-annual-survey.html

OUR USERS

AN APP FOR EVERYONE

Whether you are a teacher, a grandma, a college student, unemployed, employed looking for extra money, it doesn't matter. With Linkio, anyone can make money, no matter what skills you may have.



FRED IS A PLUMBER WHO NEEDS AN ACCOUNTANT

JORGE IS AN ACCOUNTANT WHO NEEDS A WEB DESIGNER

ALEX IS A WEB DESIGNER WHO NEEDS A PET SITTER

MARY IS A PET SITTER WHO NEEDS A MAKE UP ARTIST

GINA IS A MATH TUTOR WHO NEEDS A PLUMBER

ANNE IS A MAKE UP ARTIST WHO NEEDS A MATH TUTOR


6:59
link
$20 OFF
on your first job
POST
POST IT NOW!
Time Flexible
See all 22
Install Ceiling Fan
Flexible
17.0 Miles
7 Offers
Current Offer
$20.00
Car Wash
Flexible
23.0 Miles
Highly Paid
See all 8
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OUR APP

Linkio is a dual-sided platform where those who need a service (clients) receive real-time offers from those who can provide it (freelancers or companies).

And while we have professionals like the rest of the service apps, we are opening the doors to ANYONE with a clear background check to earn money with ANY skill.

EVERYONE CAN COME ONBOARD!

MAKE AN OFFER

See something you can do? Tap on it and make your offer! Providers can see the current offers and try to beat them.

Providers can make as many offers as they like for FREE. They only pay a commission when the job is completed.

IT'S FREE TO MAKE OFFERS



link
Ask a question
Posted 13 mins
Offers 3
Due Flexible
Water Pressure Clean
Need water pressure cleaning on pool deck. I don't have equipment.
Distance 19.6 Miles
ETA 41 Min.
App. Location
Make Offer
Basic Offer $0.00
Plus Offer $90.00
Pro Offer $120.00



Company Offers
Help
Top Rated
$90.50
$101.00
LEVEL
Top
12 Emp.
RATING
4.9
149 Jobs
Profile
Miami Painting LLC.
$101.00
Milly & 14 others
Contact Provider
Review Offer
Pro Offers
Top Freelancers
$85.00
$97.00

PICK WHAT'S BEST FOR YOU

Choose from different levels of freelancers or companies based on ratings, all with background checks done. Pick the one with the best reviews, lowest price, or see if one of your friends liked them in the past.

PAY SECURELY THROUGH THE APP



Pro Offers
Help
Top Freelancers
$54.00
$101.00
LEVEL
Pro
1 Emp.
RATING
4.9
23 Jobs
Profile
Emma Watson
$54.00
Contact Provider
Review Offer
Plus Offers
Rated < 4.5
$90.50
$101.00

Profile
Help
LEVEL
Pro
RATING
4.9
Miami Painting LLC.
Overview
Top Level Provider
3 employees
149 Jobs Completed
2 months as a Provider
Speaks: English & Spanish
Liked by Landy & 13 other of your friends
About me
Congratulations! Thank you for considering us to develop and officiate your wedding ceremony. On business since 2016 with a 5 Star Rating: Hired 294 times with 174 Reviews and voted Top Pro every year. We have been officiating since 1990. We are fully bilingual in Spa...
Read more
Licenses & Certifications
Pharmacist License
PS57998 12/2019 FL
CompTIA A+
PS57998 07/2022 FL
Profile
Help
LEVEL
Pro
RATING
4.9
Miami Painting LLC.
Likes by Your Friends
Nandy John Emily Milly Robert Frank
Liked Disliked Liked Liked Liked Disliked
Likes: 13 Dislikes: 4
Reviews
4.9
145 reviews
5 98%
4 1%
3 0%
2 1%
1 0%
Search reviews
Most relevant
Profile
Help
LEVEL
Pro
RATING
4.9
Miami Painting LLC.
Search reviews
Most relevant
Manuel V.
Wash My Car
Nov 02, 2019 • Verified
My car was very dirty and now is clean. A car wash (also written as "carwash") or auto wash is a facility used to clean the exterior and, in some cases, the interior of ...
Read more
Landy A.
Put TV On The Wall
Oct 18, 2019 • Verified
No comments...
Nandy A.
Pet Groomer
Jan 17, 2019 • Verified
I love my pet much and now is clean. A car wash (also written as "carwash") or auto wash is a facility used to







CATEGOFREE!

JUST SAY WHAT YOU NEED.



POST IT ON LINKIO

Take a picture, write a title and description, say where and when do you need it, and post it! Within minutes, you'll get offers from providers ready to go!

IT'S FREE TO POST!


10:09
link
Cover
Enter a post title
Maximum 25 characters
Need TWO Lemons
Remaining: 7
Description
Be as specific as possible. This will avoid questions from providers
I'm halfway through cooking this salmon and just noticed that I don't have any lemons ...Can someone please bring me TWO lemons??! Thanks!
Remaining: 111
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THE BUSINESS MODEL

COMMISSION BASED

THE BUSINESS

We divide our fees between the client and provider. The client pays a 10% service fee and the provider a 15% commission. This way, no fees are too high for either party. And because the clients usually receive multiple offers, the prices are still much lower than the current standard.

25%

C O M M I S S I O N



COMPETITORS

Our main competitors are **Thumbtack**, which gives you good references, but it is usually expensive and not immediate. **Takl** is convenient as it has set prices and providers ready to work, but it is costly. **TaskRabbit** charges you per hour, and it is hard to determine the cost of a project, and **Handy** is similar to Thumbtack.

With Linkio, the providers compete for your business in a bidding war, bringing the cost down very quickly. They are ready to go when they make the offer, and the client can select the best offer based on ratings, likes by friends, experience, or cost. And most importantly, ANYONE can be a provider at Linkio, not just professionals.



REVENUE GROWTH

THE NUMBERS

From our launch date on October 16, 2019 in Miami (just in three months):

- **New devices:** +13,000
- **Registered providers:** +1500 (with passed b. checks)
- **Sales:** +$12,000
- **Revenue:** +$3,000
- **Instagram followers:** 3,000



*These are forward-looking projections that cannot be guaranteed.

WHAT WE NEED

CAPITAL RAISING

DURING THIS SERIES

$400,000

After successfully raising $500,000 back in May 2019 and now that we have proven the concept, we are ready to improve our App and begin expanding to other cities. We are planning to launch in at least five different cities in 2020.

USE OF FUNDS

WHERE WILL THE MONEY GO TO



37.5%
DEVELOPMENT

11.4%
OPERATING EXPENSES

51.1%
MARKETING

We need to change the way we charge our fees, allow providers to bring external ratings, redesign how are the offers received, among other things.

These include our subscription services, legal fees, and minimum salaries (only for sales and support).

Our main focus will be to increase our revenue and no so much the number of users. We'll target the South Florida area primarily before we tap into any new city.

OUR FOUNDERS

MANAGERS

LANDY ABREUS

CEO

The CEO, graduated from LECOM School of Pharmacy in Erie, PA. Landy trained at FCC in 2006 as a Computer Network Engineer in Miami, FL, and completed other computer programming classes at MDC after pharmacy school. All the while, Landy has co-founded other startup companies such as We Take it Home, LLC., and Dosimetry Network, LLC., out of Miami, FL.



NANDY ABREUS

CONSUMER RELATIONS

Nandy is a brother of Landy and Director of Consumer Relations and was the one with the original idea to develop an open platform to help individuals get things done. Nandy developed his skills during Linkio's rollout specializing in Consumer Support.



MANUEL VILLAVERDE

COO

Manuel Villaverde leads the business growth and development team. Manny graduated SUNY at Buffalo School of Pharmacy in Buffalo, NY. Manny comes with over ten years in retail operations from CVS Health.



BOARD MEMBERS

THE TEAM

DR. XIAODONG WU

BOARD ADVISOR

Special advisor and Linkio board member, Dr. Xiaodong Wu, has extensive experience in international business development and expansion. The business development team has a unique and disruptive concept, a popular following, and an ambitious plan to build the services into a thriving business.



JOSE BOWLES

DIRECTOR OF MARKETING

Jose leads the marketing efforts. Jose brings over 15 years of marketing experience to the table, proven to lead and deliver on essential company initiatives.



WALMARY PEREZ

CONTENT DIRECTOR

Walmary has over ten years in marketing and design and has proven to be an exceptional team member delivering on and exceeding all expectations.



GET IN TOUCH

info@linkio.app

W W W . L I N K I O . A P P



SOCIAL MEDIA: @LINKIO_APP

THANKS